Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325-6665

Media Release

Credit Suisse AG Announces that The Nasdaq Stock Market Intends to Suspend Trading of the XIV ETNs Following the Market Close on February 15, 2018 and Institute Delisting Proceedings

New York February 14, 2018 Credit Suisse AG (“Credit Suisse”) announced today that The Nasdaq Stock Market (“Nasdaq”) intends to suspend trading of Velocity Shares™ Daily Inverse VIX Short Term ETNs (“XIV”) following the market close on February 15, 2018 and institute delisting proceedings.

Nasdaq published an Equity Trader Alert prior to the market open on February 14, 2018 stating its intent to suspend trading of XIV following the market close on February 15, 2018. Nasdaq's announcement to suspend trading of XIV does not change the dates related to the Event Acceleration of XIV other than with regard to the last day of trading of XIV on Nasdaq.

Event Acceleration of XIV

On February 6, 2018, Credit Suisse announced the Event Acceleration of XIV due to an Acceleration Event. The Acceleration Date for XIV is February 21, 2018, which is three business days after the Accelerated Valuation Date, February 15, 2018, each of which is subject to postponement due to certain events. On the Acceleration Date, investors will receive a fixed cash payment per ETN in an amount equal to the Closing Indicative Value of XIV on the Accelerated Valuation Date. As of February 6, 2018, Credit Suisse no longer issued new units of XIV.

Nasdaq Notification

After the market close on February 13, 2018, Credit Suisse received a notification from Nasdaq that it intends to suspend trading of XIV following the market close on February 15, 2018 and institute delisting proceedings. Nasdaq informed Credit Suisse that the ability to trade XIV following the Accelerated Valuation Date provides no benefit to holders. Nasdaq specifically noted that XIV will cease to be a tool that can manage daily trading risks because the cash payment due upon Event Acceleration will remain fixed after the Accelerated Valuation Date. Therefore, pursuant to Nasdaq Listing Rule 5710(k)(iv)(C)(2)(c), Nasdaq informed Credit Suisse that the Event Acceleration of XIV is an event or condition which in the opinion of Nasdaq makes further dealings on Nasdaq inadvisable. Credit Suisse will not appeal this determination.

None of the other ETNs offered by Credit Suisse are affected by this announcement. Capitalized terms used but not defined in this Media Release have the meaning set forth in the Pricing Supplement for XIV that has been publicly filed with the U.S. Securities and Exchange Commission.

Title of ETN	ETN Ticker Symbol	ETN CUSIP
Velocity Shares™ Daily Inverse VIX Short Term ETNs due December 4, 2030	XIV	22542D795

Media Release February 14, 2018 Page 2 / 2

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,720 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.